January 5, 2023

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Ideal Power Inc.
Registration Statement on Form S-3
Filed December 29, 2022
File No. 333-269060

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ideal Power Inc. (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement on Form S-3 (File No. 333-269060) be accelerated so that it becomes effective at 4:00 p.m., Eastern Time, on Monday, January 9, 2023, or as soon thereafter as practicable.

Please call Ned Prusse of Perkins Coie LLP, counsel to the Company, at (303) 291-2374 as soon as the Registration Statement has been declared effective.

Respectfully submitted,

IDEAL POWER INC.

	By:	/s/ Timothy Burns
Timothy Burns
Chief Financial Officer

cc: Ned Prusse (Perkins Coie LLP)